SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

6 August 2021

Proposed demerger of Jackson Financial Inc. from Prudential plc

Prudential plc ("Prudential") previously announced its intention on Thursday 28 January 2021 to demerge Jackson Financial Inc. ("Jackson"), resulting in two separately-listed companies (the "Demerger").

Prudential today announces that the shareholder circular in relation to the proposed Demerger (the "Circular") has been submitted to the Financial Conduct Authority (the "FCA") by Prudential. Jackson's Form 10 registration statement in relation to the proposed Demerger ("Form 10") has been filed with the U.S. Securities and Exchange Commission ("SEC").

Further announcements will be made once the Circular has been approved for publication by the FCA and the Form 10 has been declared effective by the SEC, which are both expected later today.

Furthermore, Prudential intends to publish its half-year interim results for the six-month period ended 30 June 2021 on 11 August 2021 (the "Half-Year Results"). Therefore, in accordance with the UK Listing Rules, Prudential intends to submit a supplementary circular containing the Half-Year Results (the "Supplementary Circular") to the FCA for approval. It is not expected that the Supplementary Circular will contain any additional information save for the Half-Year Results. The Supplementary Circular will be posted to Prudential's shareholders as soon as practicable after publication of the Half-Year Results and once it has been approved for publication by the FCA.

Upon completion of the proposed Demerger, shareholders will hold interests in both Prudential and Jackson. If you are a Prudential shareholder as of 2 September 2021 (the "Record Date"), you will be entitled to receive one share of Jackson's Class A common stock (a "Jackson Share") for every 40 Prudential ordinary shares you hold on the Record Date. The Jackson Shares are expected to trade on the New York Stock Exchange (the "NYSE") under the ticker "JXN".

The Demerger will require the approval of shareholders at a general meeting of Prudential to be held at Nomura, 1 Angel Lane, London EC4R 3AB at 10.00am London time (5.00pm Hong Kong/Singapore time) on 27 August 2021 (the "General Meeting"). Shareholders will be able to join and participate in the General Meeting in person (to the extent this remains possible in accordance with government guidance, which may change after the publication of the Circular). Arrangements have also been made for shareholders to submit questions, both in advance and on the day itself, and to attend the General Meeting electronically. Further details are set out in the Circular expected to be published by Prudential later today and the notice of general meeting contained within it.

Subject to the Demerger completing, Prudential intends to offer to certain Prudential shareholders and Prudential ADR holders with an aggregate holding of 10,000 or fewer Prudential shares or 5,000 or fewer Prudential ADRs respectively ("Small Shareholders") a share dealing facility, whereby the shares in Jackson to which they are entitled are sold on their behalf by Equiniti Financial Services Limited (the "Share Sale Option"1). Further details concerning the terms and availability of the Share Sale Option and the definition of Small Shareholders can be found in the Circular.

Prudential has established helplines operated from the UK and Hong Kong for shareholders who have questions in relation to the Circular, the Demerger or the Share Sale Option. The helpline operators cannot provide advice on the merits of the Demerger or give any financial, legal or tax advice. Further details concerning the available helplines and applicable telephone charges can be found in the Circular.

Jackson plans to have a number of engagements with investors and analysts including a virtual briefing event in the run up to its listing on the NYSE.

Subject to shareholder approval, it is expected that "when-issued"2 trading of the Jackson shares on the NYSE will commence on Wednesday 1 September 2021, the Demerger will complete on Monday 13 September 2021, and "regular-way"3 trading of the Jackson shares on the NYSE will commence on Monday 20 September 2021. Jackson will not be listed on any other stock exchange.4

1 It should be noted that, owing to practical difficulties arising from distribution and settlement of shares in Jackson, the Share Sale Option will be compulsory for holders of an interest in Prudential shares on the Hong Kong register of members in uncertificated form through Central Depository (Pte) Limited (which operates the Central Depository System for the holding and transfer of book-entry securities traded on the SGX-ST). Further details concerning the shareholders to whom this applies can be found in the Circular.

2 When-issued trading in the context of the Demerger refers to, in the period on or before the day on which the proposed in-specie distribution of the Jackson Shares to effect the Demerger (the "Demerger Dividend") is declared, trading of Jackson Shares which is conditional on the proposed declaration of the Demerger Dividend, and in the period after the day on which the Demerger Dividend is declared but before the commencement of regular way trading, trading of Jackson Shares which is unconditional but for settlement on a delayed basis.

3 Regular-way trading refers to trading after the security has been distributed and is available for normal trade settlement. This typically means a trade that settles on the second full trading day following the date of the trade.

4 Beginning on 1 September, and continuing through 17 September 2021, Prudential expects that ADRs of Prudential will trade in two markets on the NYSE: "regular-way" under the symbol "PUK" and in the "ex-distribution" market under the symbol "PUK WI". Prudential ADRs trading under "PUK" will carry the right to receive shares of Jackson through the Demerger Dividend. Prudential ADRs trading under "PUK WI" will not carry the right to receive shares of Jackson through the Demerger Dividend. Prudential ADR holders who sell their ADRs in the "regular-way" market on or before 17 September 2021 will also be selling their entitlement to receive the Demerger Dividend. Prudential ADR holders are encouraged to consult with their financial advisers regarding the specific consequences of selling Prudential ADRs on or before 17 September 2021.

Contacts

Media		Investors/Analysts
Tom Willetts	+44 (0)20 3977 9760	Patrick Bowes	+44 (0)20 3977 9702
Addy Frederick	+44 (0)20 3977 9399	William Elderkin	+44 (0)20 3977 9215

Notes to Editors

About Prudential plc
Prudential plc provides life and health insurance and asset management, with a focus on Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has more than 17 million life customers in Asia and Africa and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

About Jackson
Jackson® is committed to helping clarify the complexity of retirement planning-for you and your clients. Our range of annuity products, financial know-how, history of award-winning service* and streamlined experiences strive to reduce the confusion that complicates your clients' plans. We believe by providing clarity for all today, we can help drive better outcomes for tomorrow. For more information, visit www.jackson.com.

*SQM (Service Quality Measurement Group) Contact Center Awards Program for 2004 and 2006-2019. (To achieve world-class certification, 80% or more of call-center customers surveyed must have rated their experience as very satisfied, the highest rating possible.)

Disclaimer
This announcement does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 August 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary